

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 8, 2017

<u>Via E-mail</u>
Benjamin Ridding
Chief Executive Officer
Global Cosmetics, Inc.
Pavilion 96, Kensington High Street
Kensington, London, W8 4SG

> **Re:** **Global Cosmetics, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 6, 2017**
> **File No. 333-211050**

Dear Mr. Ridding:

We have reviewed your registration statement and have the following comment.

<u>Item 16. Exhibits, page 41</u>

1. We note your response to comment number 3 from our letter dated February 3, 2017. Please include an updated auditor's consent that reflects the correct audit opinion date of the related audit report. Based on the last amendment, the audit report date appears to be February 6, 2017. Refer to Item 601 of Regulation S-K.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Steven J. Davis, Esq.